Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Q1 2017 Financial Results

- Revenues Up 19% to $25.3M; Net Income Up 28% to $3.9M, $0.52 EPS -

KFAR SAVA, Israel, April 27, 2017 - Silicom Ltd. (NASDAQ: SILC), an industry-leading provider of high-performance networking and data infrastructure solutions, today reported its financial results for the first quarter ended March 31, 2017.

Financial Results

Revenues for the first quarter of 2017 totalled $25.3 million, up 19% compared with $21.4 million in the first quarter of 2016. This was the Company's best-ever revenues for a first quarter.

On a GAAP basis, net income for the quarter totalled $2.6 million, or $0.35 per share (basic and diluted), up 36% compared with $1.9 million, or $0.26 per share (basic and diluted) for the first quarter of 2016.

On a non-GAAP basis (as described and reconciled below), non-GAAP net income for the period totalled $3.9 million, or $0.52 per share (basic and diluted), up 28% compared with $3.0 million, or $0.41 per diluted share ($0.42 per basic share) in the first quarter of 2016.

Comments of Management

Mr. Shaike Orbach, Silicom's President and CEO, commented, "Our strong first quarter results demonstrate the growing momentum of our business. We continue to benefit from the long-term relationships we have established with our 'traditional' OEM customers, while beginning to enjoy the fruits of the significant investment we have made over the past several years in Cloud connectivity product lines, which are proving to be an exact fit for this emerging industry segment. In fact, the lines between our 'traditional' and new Cloud businesses are blurring, as many of our long-time clients initiate new Cloud product lines and turn naturally to Silicom for the required connectivity components."

Mr. Orbach continued, "In March, we were excited to announce the largest Design Win in our history, reflecting our selection by one of the Cloud industry's major players to deliver a critical connectivity component for its Cloud offerings. Based on the customer's guidance, once we move past final scale-up challenges, we expect this Win to build to over $30 million per year. We also believe it will pave the way to additional large opportunities.

"In parallel, we are very pleased with the rate at which we are securing new Design Wins, as demonstrated last quarter by the return of a major customer with a significant new encryption card Design Win and by our recent important Cyber Security Win."

Mr. Orbach concluded, "As such, we believe that we are well positioned for continued growth throughout 2017 and beyond. With Cloud and Cyber Security tailwinds creating new opportunities, proven traction with important players across the industry and a long roadmap of new product concepts, we are excited regarding our prospects and look forward to reporting our progress."

##

Conference Call Details
Silicom's Management will host an interactive conference today, April 27th, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

 To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 668 9141
UK: 0 800-917-5108
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609

At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom's website.

***

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, acquisition-related expenses, adjustment of inventory step up related to acquisition, amortization of acquired intangible assets, changes in the fair value of contingent consideration from a business combination, as well as taxes on amortization of acquired intangible assets. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom's solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom's products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom's product portfolio includes multi-port 1/10/25/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom's patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as "expects," "should," "believes," "anticipates" or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail : silicom@gkir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets

(US$ thousands)

	March 31,	December 31,
	2017	2016

Assets

Current assets
Cash and cash equivalents	$21,581	$11,917
Marketable securities	16,010	16,263
Accounts receivables: Trade, net	27,639	27,722
Accounts receivables: Other	4,615	3,113
Inventories	45,958	44,280
Total current assets	115,803	103,295

Marketable securities	-	7,769
Assets held for employees' severance benefits	1,533	1,436
Deferred tax assets	1,621	1,537
Property, plant and equipment, net	4,174	3,915
Intangible assets, net	2,445	2,924
Goodwill	25,561	25,561

Total assets	$151,137	$146,437

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$10,951	$10,480
Other accounts payable and accrued expenses	8,141	7,484

Total current liabilities	19,092	17,964

Contingent consideration	4,700	4,642
Liability for employees' severance benefits	2,596	2,439

Total liabilities	26,388	25,045

Shareholders' equity
Ordinary shares and additional paid-in capital	47,615	46,855
Treasury shares	(38)	(38)
Retained earnings	77,172	74,575
Total shareholders' equity	124,749	121,392

Total liabilities and shareholders' equity	$151,137	$146,437

Silicom Ltd. Consolidated Statements of Operations

(US$ thousands, except for share and per share data)

	Three-month period
	ended March 31,
	2017	2016
Sales	$25,342	$21,357
Cost of sales	15,757	13,425
Gross profit	9,585	7,932

Research and development expenses	3,514	3,028
Selling and marketing expenses	1,642	1,527
General and administrative expenses	1,189	968
Total operating expenses	6,345	5,523

Operating income	3,240	2,409

Financial income (expenses), net	30	(65)
Income before income taxes	3,270	2,344
Income taxes	673	436
Net income	$2,597	$1,908

Basic income per ordinary share (US$)	$0.35	$0.26

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	7,382	7,297

Diluted income per ordinary share (US$)	$0.35	$0.26

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,499	7,396

Silicom Ltd. Reconciliation of Non-GAAP Financial Results

(US$ thousands, except for share and per share data)

	Three-month period
	ended March 31,
	2017	2016

GAAP gross profit	$9,585	$7,932
(1) Share-based compensation (*)	93	38
(2)Amortization of acquired intangible assets	-	274
Non-GAAP gross profit	$9,678	$8,244

GAAP operating income	$3,240	$2,409
Gross profit adjustments	93	312
(1) Share-based compensation (*)	668	406
(2) Amortization of acquired intangible assets	476	492
(3) Changes in the fair value of contingent consideration	58	(47)
Non-GAAP operating income	$4,535	$3,572

GAAP net income	$2,597	$1,908
Operating income adjustments	1,295	1,163
(4) Taxes on amortization of acquired intangible assets	(26)	(39)
Non-GAAP net income	$3,866	$3,032

GAAP net income	$2,597	$1,908
Adjustments for Non-GAAP cost of sales	93	312
Adjustments for Non-GAAP Research and development expenses	542	468
Adjustments for Non-GAAP Selling and marketing expenses	348	279
Adjustments for Non-GAAP General and administrative expenses	312	104
Adjustments for Non-GAAP Income taxes	(26)	(39)
Non-GAAP net income	$3,866	$3,032

GAAP basic income per ordinary share (US$)	$0.35	$0.26
(1) Share-based compensation (*)	0.10	0.06
(2-4) Acquisition-related adjustments	0.07	0.10
Non-GAAP basic income per ordinary share (US$)	$0.52	$0.42

GAAP diluted income per ordinary share (US$)	$0.35	$0.26
(1) Share-based compensation (*)	0.10	0.06
(2-4) Acquisition-related adjustments	0.07	0.09
Non-GAAP diluted income per ordinary share (US$)	$0.52	$0.41
(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))